EXHIBIT 99.1

Crucell Presents Encouraging Results of its Malaria Vaccine Program

LEIDEN, The Netherlands and LAS VEGAS, Nov. 14, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Nasdaq:CRXL) (Euronext:CRXL) presented encouraging study results on the efficacy of an experimental malaria vaccine at this week's Viral Vectors & Vaccines conference held in Las Vegas. The study is part of a close collaboration between Crucell and the Department of Medical and Molecular Parasitology at New York University (NYU) to provide proof of principle that a vaccine based on Crucell's AdVac(TM) technology1 is able to confer protection against malaria.

The studies presented at the conference show that a single shot of an experimental vaccine (a recombinant Adenovirus 35 (rAd35) vector expressing circumsporozoite protein (CSP)) protects mice against infection with the mouse malaria parasite Plasmodium yoelii. Crucell has shown in earlier studies, conducted in collaboration with Harvard Medical School, that its rAd35-based vaccines are not hampered by pre-existing adenovirus 5 (Ad5) immunity. In contrast to Ad35, antibodies to Ad5 are widespread among humans of all ages and are known to lower the immune response and thereby impair rAd5-based vaccine efficacy. Despite this, the most commonly used recombinant vaccine systems are currently based on Ad5.

Internationally renowned Dr. Moriya Tsuji from NYU commented, "We have previously demonstrated the efficacy of rAd5-based malaria vaccines in mice without pre-existing Ad5 immunity. In the present studies we found that the CSP-specific immune responses as well as the protective anti-malarial immunity were as high for rAd35 as for rAd5. However, in view of the prevalent pre-existing immunity to rAd5 among humans, these results suggest the superiority of the rAd35 vector as a potentially more effective malaria vaccine vector."

About AdVac(TM)

AdVacO technology was developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense against viruses such as Ebola, Marburg and Lassa. Based on Crucell's PER.C6(TM) production technology, AdVac(TM) technology allows for high-yield production of replication-deficient Ad11 and Ad35 vectors and derivatives thereof. The AdVac(TM) technology is specifically designed to manage the problem of pre-existing immunity in humans against the rAd5 vaccine vector, without compromising large-scale production capabilities or the immunogenic properties of rAd5.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing products that prevent and treat infectious diseases. Crucell leverages its unique PER.C6(TM) technology to develop a broad range of vaccines and antibodies. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. In addition, Crucell licenses its PER.C6(TM) technology to the biopharmaceutical industry independently and through partnerships with contract manufacturing organizations such as DSM Biologicals. Licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the pdf-version of this release please click on the following link: http://hugin.info/132631/R/925045/125827.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Manager Corporate Communications
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com